INVEST IN **JUKED**

The anti-toxic social network for esports fans and gamers


JUKED
THE NEW HOME FOR ESPORTS FANS
Captnbeanz
@Captnbeanz
Juked Insider
Guy that watches to many esports and loves talking about any esport. OWL obsessed.
Can see me most talking about valorant, overwatch, and CSGO.
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133 Followers
1.9k
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VALORANT
OVERWATCH
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app.juked.gg Gardena CA

Technology Entertainment Software Games App

LEAD INVESTOR



Steve Kim

Esports is still in its infancy and is thus a buzzword that I see get thrown around. Having worked deeply in the space, it was immediately clear to me that both Ben and Chris "get" it—that is, it's the community that creates esports, not the IP, publisher, nor developer. There hasn't been a central place for esports fans to congregate in a meaningful and authentic way, and Juked solves this. Reddit, Twitter and other platforms are the de facto destinations for esports discussion today because there has been no better option, but they are interlaced with trolls and bots that limit the ability for like-minded fans to discuss esports in any depth without the conversation derailing. Juked is my go-to for news, player analysis, an esport's current meta, upcoming events and everything in between. All of this is neatly packaged with the ability to genuinely connect with other users makes this, to me, the first neighborhood esports bar.

Invested $18,000 this round

Highlights

1. 💰 Raised $2.5M to date from 500 Startups & C-Suite execs from Twitch, Discord, & Blizzard
2. 📈 Userbase 10x'd to 15,000 users in first 5 months post-launch with minimal marketing spend
3. ⬆️ Total Addressable Market of over 1.5b core/competitive gamers and esports fans
4. 🤓 CEO was the first gaming hire at Justin.tv, and founding team at Twitch
5. ⭐ 15+ esports teams and 👥 600+ esports insiders/influencers already use Juked

5. ⭐ 15+ esports teams and 👥 600+ esports insiders/influencers already use Juked

6. 💖 Mission to build a more inclusive and less toxic social platform for gamers

Our Team



Ben Goldhaber Co-Founder & CEO

First gaming hire at Justin.tv and founding team at Twitch. Former esports commentator for games like Overwatch and Quake.

As gamers ourselves, we've been frustrated by the fragmentation, toxicity, and friction that come hand-in-hand with general use social platforms like Twitter, Reddit, and Twitch. Our team is comprised of passionate gamers and esports fans who want to create a safer, more inclusive environment for the gaming community.



Chris Chan Co-Founder & COO

Pioneer of esports podcasting. 15+ years of engineering and product experience building web and mobile products. A Sage main in VALORANT.



Delan Tai Co-Founder & CTO

Experienced engineering leader and 2x founder. CTO at Roostr, acquired by Chartboost in 2016. Root beer connoisseur and aspiring Ganondorf main.



Ben Goldhaber

Juked is building the next generation social network for esports fans and gamers.


3 Billion
Gamers
1.5+ Billion
Core Gamers
500 Million
Esports Viewers
250 Million
Esports Enthusiasts

We believe that in 2030, there will be a social platform for gamers and esports fans that rivals Twitch and Discord, and attracts hundreds of millions of fans every day. **This is our vision for Juked.**

By building a social network with gaming as *the* central focus, Juked is positioned to capture market of 1.5+ billion core gamers around the world who are looking for deeper social connections to the games and esports they watch and play, every day.

Fragmentation and toxicity are the "norm" for gamers

online experiences

Gamers rely on outdated general use social platforms to connect and engage with their passion

Fragmentation forces gamers to use 5-10 game launchers and social platforms to stay in the loop

Toxicity and hot take culture alienates and discourages fans from interacting socially

No good way exists for competitive gamers to meet new people not already in their existing network

We've spoken to thousands of esports fans since we started working on Juked who are *frustrated* with the status quo. They rely on general-use social platforms to stay up to date; these platforms are fragmented, overwhelming, difficult to follow, they're also wrought with toxicity. Most importantly, they're simply not built for the gaming usecase.

These factors are causing fans to pull back even engage *less* socially than they had in the past.


GAMING
COMMUNITIES
EPIC GAMES
JUKED

Today, gamers have a "stack" of products they rely on to stay up to date, discuss gaming news, esports matches, path notes, and stay in touch with their gaming friends:

- **Game launchers** — Battle.net, Riot, Steam, and Epic
- **Streaming platforms** — Twitch and YouTube
- **Social platforms** — Reddit, Discord, and Twitter
- **Esports scores/updates** — Liquipedia, lolesports.com, VLR.gg

Relying on such a large number of platforms causes **friction** for fans who are simply looking to follow their favorite esports game or meet like-minded fans. Worse yet, **toxicity** has pushed fans away from engaging socially.

As esports fans ourselves, we've faced these issues every day for the past 10 years and we know, there has to be a better way.

Juked is an all-in-one community platform built to connect fans around esports and competitive gaming


Unified Gamer Identity
Connect all your accounts, i.e. Battle.net, Riot, Twitch, Steam, and earn badges/rewards
Discussion and Community
Newsfeed with user generated content, trending topics, and gaming clips, plus interest-based chat rooms
Stay Informed
Esports scores, trending news, curated streams/VODs from the biggest moments in gaming
Play
Meet like-minded fans and similarly ranked players to join tournaments + LFT/LFG functionality

As a social network dedicated to esports and gaming, we're able to build features that general-use social platforms can't and won't. We're creating the first social network that encompasses everything in your gaming life; a place where you can go to discuss news and matches, play, meet like-minded fans, and build your gaming identity.

We started off by focusing the **Juked app** on esports where we connect esports fans through the games, teams, and leagues they follow. Our app has esports matches, scores, and news curated so that it's easy to stay up to date AND discuss the latest happenings in your favorite games in a less toxic environment.

But this is just the beginning...

Esports is our wedge into the larger addressable market of competitive gamers (1.5+ billion)

Over time, we'll expand Juked into a social platform that encompasses all aspects of a competitive gamer's social life, including features like LFT/LFG (looking for team/looking for group), the discovery of competitive tournaments, a unified gamer profile that connects your identities from all the games you play, and much more.

Here's an advanced preview of some of the things we're working on:


Follow
Wonder Bread
Profile
Posts
Favorites
Blaster.Pete
Blaster P
Faster Pete
Blaster Pete
Valorant Chat
That play made me ROFL
Images
GIFs
LOL!
Looking For Group
Search for games and categories
Ranked (Silver) Duo Ques
24 interested
5v5 Inhouse Games
12 interested
Ranked (Diamond) 3s Ques
16 interested
ARAM Games (Up all Night)
8 interested
Casual Ques


Universal Gaming Profile
Live Chats
Looking For Groups

Platforms like Twitch and Discord pivoted away from their gaming-centric origins years ago, which makes them vulnerable. This gives us an opportunity to out-compete for the attention of gamers.

Don't believe me? Industry insiders and investors understand the opportunity as well:

> ***[We] believe the current Discord product has significant fundamental shortcomings that will lead to the platform losing its leadership position over time (if left unaddressed).***
> ***— Josh Chapman, Managing Partner, Konvoy Ventures***

Traction: esports fans love Juked

Esports viewership is already over **500 million** globally, and shows no signs of slowing down. This is today's target market for Juked. *SOURCE: Newzoo, 2019* | * = *Juked extrapolation*


700
600
500
400
300
200
100
0
2021
2022
2023
2024
2025*
2026*
2027*
Esports Enthusiasts
Esports Viewers

Since we launched the Juked app earlier this year, we've been growing at 135% month over month on average 8.3K MAUs, with 95% of our growth has being organic (non-paid).

And our retention of users who engage socially on the app is far above industry standards. 15% Day 30 (N-Day) retention is considered a strong sign of product-market-fit. Juked's D30 for these users is **over 25%.**

But what gives us more confidence still is when we hear from users who tell us that Juked has changed their lives in a meaningful way.


Users love Juked...
65%
Recommend Juked to a friend
4.9
On iOS with 95 Ratings



Shink
@Shink • 1h

Juked is a breath of fresh air away from other social platforms where we can just discuss esports and leave the drama out of it 💪
General Esports

+1 12 · 1 · Share

Jessa Creator
@akssej • 3m

Let's be real.
Juked is the best thing that's happened to esports, I have met so many amazing people within this app that which I am now proud to call my friends!

Feels amazing to finally feel safe within a esports community ❤️
General Esports

+1 4 · 1 · Share

tjark @tjark • 2m
spittin' facts

+1 1 · Reply

Welgo @Welgo_ · 8m
This post means everything to me

Why? Because it solidifies my feeling about @JukedGG . It's given me a place to be around other people that enjoy esports as much as I do

I don't have a lot of close friends that are into it as I am and my family doesn't get behind my fandom...

Ben Goldhaber @FishStix · 22m
Some thoughts on why we're building Juked...


Read: tl.gd/n_1ssOpj8
1
Welgo @Welgo_ · 8m
either. What Juked has allowed me to do is feel comfortable about my passion for esports and find others that share that same passion.
Not only that, but it opens avenues to meet and talk with people working in esports that I never had before.
1
Welgo @Welgo_ · 8m
This is my favorite community I've ever been a part of.
I'm never leaving. I found my esports home.


WhatCanIBreak @WhatCanIBreak • 18m
I think this app so far has some of the best discoverabilty of any other social.
I love seeing RL related posts from others that I may not have ever seen! Rocket League
+1 6
1

Juked has quickly been adopted by the esports industry

This is evidenced by the fact that we've been able to onboard **15+ esports teams** and **500+ esports industry insiders** and influencers to the app, without paying a dime. They've flocked to Juked because they believe in our mission of making esports more accessible, to anyone.

Esports teams on Juked today:

Spacestation Gaming, Dignitas, T1 Esports, XSET, Kansas City Pioneers, Renegades, Las Vegas Inferno, Elevate, Limitless, Parabellum Esports, beastcoast, The Guard, and more.

Our team is our superpower

FOUNDERS




Ben Goldhaber
Co-Founder and CEO
Founding Team at Twitch
Chris Chan
Co-Founder and COO
Pioneer of Esports Podcasting
Delan Tai
Co-Founder and CTO
CTO at Roostr (acquired, 2016)
TEAM
Steven Cropley
Director of Content
Linna La
Engineering
Scott Rabin
Director of Engineering
Sam Muth
Graphic Designer
ADVISORS
Eros Resmini
Former CMO, Discord
Jonathan Shipman
Former EVP, Twitch
T.L. Taylor
MIT Professor, Sociology
Dennis Fong
Founder of Xfire, Former Pro Gamer

Together, our founding team has more than **25 combined years of experience** in esports and gaming and a track record of startup success.

Ben "FishStix" Goldhaber, was a founding team member at Twitch where he led partnerships, content, and marketing teams, and **Chris "ChanManV" Chan** has created several of the most popular talk shows and podcasts in esports over the past decade. Together, they're connected to the esports and gaming industry at all levels.

Delan Tai is an experienced engineering leader with a successful exit as CTO under his belt, and his team is comprised of ex-Twitch and Microsoft engineers.

And our investors and advisors include some of the brightest minds in gaming and tech, including **Eros Resmini**, former CMO of Discord, **Kevin Lin**, former COO and co-founder of Twitch, as well as **500 Startups**.

Our investors include...

- 500 Startups
- The Mini Fund (led by Eros Resmini)
- Kevin Lin (COO/Co-Founder of Twitch)
- Mike and Amy Morhaime (CEO/Co-Founder and VP of Esports, Blizzard)
- Mike and Albert Lee (Co-Founders of MyFitnessPal)
- Jonathan Shipman (EVP, Twitch)
- Stewart Alsop (Alsop Louie Partners, lead investor in Twitch's Series A)
- Gaingels

The Vertical Social Network Playbook:


Vertical social networks allow people to form deeper connections with their passions by marrying social functionality, utility, and identity
Strava
Series F @1.5B Pre-Money, 2020
AllTrails
Raised $150M in Private Equity, 2021
StockTwits
Series B @ 180M Pre-Money, 2021
Goodreads
Sold to Amazon, $150M (2013)
Behance
Sold to Adobe, $150M (2012)

Started as vertical social networks

Vertical social networks can compete head-to-head with larger social networks because they have features, functionality, and a community that is hyper-targeted towards a particular interest.

This strategy has worked for massively successful businesses like **Strava** (a social network for cyclists), **StockTwits** (a social network for stock market junkies), and even companies like **TikTok** whose first iteration, musical.ly, was a social app that for lip-sync videos.

This is what we're building with Juked, but for esports fans (500M+ TAM) today, and core gamers (1.5b TAM) tomorrow.

The best possible audience for monetization

Core gamers are among the most attractive audiences on the internet because they're educated wealthy, and early adopters of new technology. But they're also elusive, and difficult to reach in an authentic way. Juked aims to solve problem by providing an opportunity for game publishers, esports tournaments, and brands to reach a hyper-targeted audience.



Partner Monetization
Storefronts for tournament organizers, teams, and game publishers to sell items or crowd fund via Juked. This can include:
• Esports game products e.g. skins, compendium
• Emoticons and profile badges for use on Juked
• VIP entrance to contests/tournaments/events
• Physical merch & apparel
• Digital collectibles and NFTs
Juked Premium Subscription
• Optional $4.99/month subscription
• Special access to VIP events (IRL & digital)
• Animated profile image, emoticons
• Removes ads
• Other benefits that will be added over time (see: Discord Nitro)
Advertising & Data Insights
• Paid placement for tournaments & games
• Promotion of in-game items
• Targetable based on fan profiles/interests

As we grow, Juked's monetization opportunities will be myriad in scope and scale, including low-hanging fruit like ads, a premium subscription, and eventually dovetailing into direct partner monetization on the platform (e.g. publishers selling game skins, microtransactions, etc).

Future opportunities also include fantasy esports, gamification, and Web3 integrations.

An anti-toxic social media platform, from day 1



Our Stance Against Toxicity
85%* of fans agree that toxicity is a major problem in esports
Brand & Mission
Human Moderators
Phone Authentication
AI Based Moderation
To identify and remove hate speech
COMING SOON
Community Mods & Rewards Framework
Reward community members for reporting toxicity
COMING SOON

Advisors:


T.L. Taylor
Sociology Ph.D. @ MIT
Focus on games/esports
Dennis Fong
CEO @ ggwp, an anti-toxicity AI platform
* Surveys and research conducted by Juked

Reducing toxicity in gaming is a major part of our brand, strategy, and promise to our community. Our entire team is fired up to accomplish this mission, and we have the expertise to make it happen with our community-first approach and in our advisors and investors, who've been there and done that.

Use of funds / roadmap


Roadmap
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Esports Companion Features
Social Features & Growth
Moderation Enhancements
Web Release
Monetization

Funds raised in this round will primarily go towards growing out our engineering team to accelerate our product-led growth strategy. We've been able to grow Juked so far with very little marketing spend, and expect viral growth to only accelerate as we launch Juked on Web and complete our core feature set over the course of the next 9 months.

Building the social network for core gamers and esports fans is a $10+ billion business opportunity.

There are more than **1.5 billion** engaged competitive gamers in the world that we're building Juked for. There *will* be a winner in this space, and we have the team (ex-Twitch exec), traction, and backers (investors including 500 Startups & C-Suite execs from Twitch, Discord, and Blizzard) to get it done.

We hope you consider investing in our growth, and are excited to answering any questions you might have in the Q&A section!





From Delan, Ben, Chris, and the Juked team: thank you!